                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*



                          DISCOVERY LABORATORIES, INC.
                          ----------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)


                                  254668 10 6
                                  -----------
                                 (CUSIP Number)


                                March 2, 2000
                                 --------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Scehedule is filed:

  [ ] Rule 13d-1(b)
  [X] Rule 13d-1(c)
  [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 7 Pages

                                  SCHEDULE 13G

-----------------------                                 ----------------------
CUSIP No. 254668 10 6                                     Page 2  of  7  Pages
-----------------------                                 ----------------------

------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON
  S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        JOHNSON & JOHNSON                                           22-1024240
------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                        (a)
                                                                           / /
                                                                           (b)
                                                                           / /
-------------------------------------------------------------------------------
3 SEC USE ONLY
-------------------------------------------------------------------------------
4 CITIZENSHIP OR PLACE OF ORGANIZATION
     NEW JERSEY
-------------------------------------------------------------------------------
  NUMBER OF  5 SOLE VOTING POWER
   SHARES
BENEFICIALLY           -0-
  OWNED BY
    EACH
 REPORTING
  PERSON
   WITH
            -------------------------------------------------------------------
              6 SHARED VOTING POWER
                 604,032
            -------------------------------------------------------------------
              7 SOLE DISPOSITIVE POWER
                      -0-
            -------------------------------------------------------------------
              8 SHARED DISPOSITIVE POWER
                 604,032
-------------------------------------------------------------------------------
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     604,032
-------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                            / /
-------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     4.9%
-------------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*
           CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                 2 of 7 Pages

                                  SCHEDULE 13G

-----------------------                                 ----------------------
CUSIP No. 254668 10 6                                     Page 3  of  7  Pages
-----------------------                                 ----------------------

------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON
  S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        JOHNSON & JOHNSON DEVELOPMENT CORPORATION                   22-2007137
------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                        (a)
                                                                           / /
                                                                           (b)
                                                                           / /
-------------------------------------------------------------------------------
3 SEC USE ONLY
-------------------------------------------------------------------------------
4 CITIZENSHIP OR PLACE OF ORGANIZATION
     NEW JERSEY
-------------------------------------------------------------------------------
  NUMBER OF  5 SOLE VOTING POWER
   SHARES
BENEFICIALLY           -0-
  OWNED BY
    EACH
 REPORTING
  PERSON
   WITH
            -------------------------------------------------------------------
              6 SHARED VOTING POWER
                 604,032
            -------------------------------------------------------------------
              7 SOLE DISPOSITIVE POWER
                 -0-
            -------------------------------------------------------------------
              8 SHARED DISPOSITIVE POWER
                 604,032
-------------------------------------------------------------------------------
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     604,032
-------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                            / /
-------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          4.9%
-------------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*
           CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                 3 of 7 Pages

     This Amendment No. 1 to Schedule 13G is being filed to reflect changes in the ownership by Johnson & Johnson, a New Jersey corporation ("J&J"), and Johnson & Johnson Development Corporation, a New Jersey corporation ("JJDC") and a wholly owned subsidiary of J&J, of shares of Common Stock, $0.001 par value (the "Common Stock") of Discovery Laboratories, Inc. (the "Company"). As disclosed in the Statement on Schedule 13G filed on April 19, 1999 by J&J and JJDC, relating to shares of Common Stock (the "Prior Statement"), JJDC directly owned 2,039 shares of Series C Preferred Stock ("Preferred Stock") of the Company and 205,846 shares of its Common Stock. On and after June 16, 1999, such shares of Preferred Stock became convertible, at the election of JJDC, into shares of Common Stock based upon the liquidation value of the Preferred Stock and the market price of the Common Stock at the time of conversion. Applying the conversion ratio determined as of April 14, 1999, if the Preferred Stock had been convertible on such date, the 2,039 shares of Preferred Stock would have been convertible into 1,083,527 shares of Common Stock, which were counted, for purposes of the Prior Statement, as shares of Common Stock beneficially owned by J&J and JJDC. On March 2, 2000, JJDC converted all of the Preferred Stock owned by it into Common Stock. Applying the conversion ratio determined as of that date, such Preferred Stock was converted into 398,186 shares of Common Stock. Items 3, 4 and 5 of the Prior Statement are therefore amended as follows:


Item 3. This Amendment No. 1 to Schedule 13G is filed pursuant to Rule 13d-2(d) by J&J and JJDC.

Item 4.   Ownership:

          (a) Amount Beneficially Owned by J&J and JJDC

                 J&J   604,032

                 JJDC  604,032

                              Page 4 of 7 Pages

          (b) Percent of Class:

                J&J   4.9%

                JJDC  4.9%

          (c) Number of Shares as to which the filing person has:

                (i)   sole power to vote or to direct the vote

                      J&J   0

                      JJDC  0

                (ii)  shared power to vote or to direct the vote

                      J&J   604,032

                      JJDC  604,032

                (iii) sole power to dispose or to direct the disposition of

                      J&J   0

                      JJDC  0

                (iv)  shared power to dispose or to direct the disposition of

                      J&J   604,032

                      JJDC  604,032





                              Page 5 of 7 Pages
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Item 5.   Ownership of Five Percent or Less of a Class:

          This Amendment No. 1 to Schedule 13G is being filed to report the fact that as of the date hereof J&J and JJDC have each ceased to be the beneficial owner of more than five percent of the class of securities covered by this Schedule 13G. This Amendment No. 1 is, therefore, a final filing.



Item 10.  Certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                             Page 6 of 7 Pages
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                JOHNSON & JOHNS0N


                                                BY: /s/ Michael H. Ullmann
                                                    ----------------------
                                                Name:  Michael H. Ullmann
                                                Title: Secretary

Dated:  March 10, 2000




                                                JOHNSON & JOHNS0N DEVELOPMENT
                                                  CORPORATION



                                                BY: /s/ Eric B. Jung
                                                    ----------------------
                                                Name:  Eric B. Jung
                                                Title: Secretary

Dated:  March 10, 2000




                              Page 7 of 7 Pages